1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that an Annual General Meeting ("AGM") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Thursday, 9 June 2005 at the Conference Room on 15th Floor, Block B, No. 33 Tongtai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China (the "PRC") for the following purposes:

1.	to consider and approve the Report of the Directors of the Company for the year ended 31 December 2004;

2.	to consider and approve the Report of the Supervisory Committee of the Company for the year ended 31 December 2004;

3.	to consider and approve the audited financial statements of the Group and the Company for the year ended 31 December 2004;

4.

to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2004 and to authorise the Board of Directors of the Company to distribute such dividend to its shareholders;

5.	to consider the proposed appointment of Mr. Shi Chungui as a non-executive director of the Company in place of Mr. Chen Xiaozhou who has resigned with effect from 27 March 2005;

6.	to consider and determine the remuneration and relevant subsidies of the Directors and Supervisors of the Company for the year ending 31 December 2005 and the discretionary bonus for 2004;

7.

to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (chinese characteres) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

SPECIAL RESOLUTIONS

8.	to consider and approve by way of special resolution the proposed change to the Company's business scope and the proposed associated amendments to the Articles of Association;

9.

to consider and, if thought fit, approve by way of special resolution, each of the following items in respect of the proposed issue by the Company of domestic listed RMB denominated ordinary shares with a nominal value of RMB1.00 each ("A Shares") and the proposed listing of such A Shares on the Shanghai Stock Exchange of the PRC in such manner as described in an announcement dated 28 March 2005 and a circular dated 12 April 2005, both issued by the Company, and as particularised as follows:

	9.1	to consider and approve by way of special resolution one by one the issue by the Company of A Shares, subject to the following conditions:

(1)

The Company will issue a maximum of 1,500,000,000 A Shares (representing approximately 19.35% of all issued domestic shares of the Company as at the date of the passing of this resolution) to members of the PRC public;

		(2)	The nominal value is RMB1.00 per A Share;

		(3)	The A Shares issued under the proposed issue of A Shares will be listed on Shanghai Stock Exchange of the PRC;

(4)

The target subscribers of the A Shares are PRC individuals and institutional investors (including qualified foreign institutional investors recognised in the PRC) having A Share accounts with Shanghai Stock Exchange of the PRC, except those prohibited under PRC laws and regulations;

(5)

The issue price will be determined in accordance with market principles based on the PRC securities market condition at the time when the proposed issue of A Shares takes place, and in compliance with relevant regulatory requirements;

(6)

Following completion of the proposed issue of A Shares, the Company's shares currently in issue and the new A Shares to be issued will rank equally in respect of all of the Company's undistributed retained profits at the time when the proposed issue of A Shares takes place;

(7)

to consider and approve the authorisation to the Board of Directors of the Company to determine and deal with at its discretion, the matters in relation to the proposed issue of A Shares (including but not limited to the specific timing of issue, number of A Shares to be issued, issue mechanism, pricing, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber), to sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement(s), the listing agreement and various related announcements), to effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and to take all other necessary actions in connection with the proposed issue of A Shares, as well as to handle all registration required in relation to changes in the registered capital of the Company following the completion of the proposed issue of A Shares;

(8)

to consider and approve that the resolutions regarding the proposed issue of A Shares and referred to in Special Resolutions numbered 9.1 and 9.2 shall, if passed by the Company's shareholders, be effective or a period of 12 months from the date when the respective resolutions are passed, subject to the approval of China Securities Regulatory Committee.

	9.2	to consider and approve by way of special resolution the intended use of proceeds from the proposed issue of A Shares, subject to approval of China Securities Regulatory Committee, as follows:

		(1)	approximately RMB1,974 million will be used to fund a 700Kt/a alumina brownfield project of the Company's Henan branch;

		(2)	approximately RMB538 million will be used to fund a project of alumina second production-line of ore-dressing Bayer process of the Company's Zhongzhou branch;

		(3)	approximately RMB1,724 million will be used to fund an alumina brownfield and environmental enhancement project of the Company's Guizhou branch;

(4)

approximately RMB450 million will be used to invest in Shanxi Huaze Aluminum and Power Company Limited, which investment is expected to be used to fund and develop its aluminium and power generating project;

		(5)	approximately RMB2,000million will be used to fund the third phase of ab 850Kt/a alumina project of the Company's Guangxi branch;

		(6)	approximately RMB98 million will be used to fund a greenfield project of 25Kt/a pseudoboehmite production of the Company's Shandong branch;

		(7)	approximately RMB105 million will be used to fund a greenfield project of 200Kt/a 4A-zeolite production of the Company's Shandong branch;

		(8)	approximately RMB150 million will be used to fund Longmenshan limestone improvement project of the Company's Shanxi branch;

		(9)	approximately RMB150 million will be used to fund an alumina improvement project of the Company's Shanxi branch;

(10)

the Board of Directors of the Company will be authorised, within the scope of the above projects, to adjust and finalise the Company's proposal regarding its use of proceeds from the proposed issue of A Shares (including the specific projects to be invested, the priority and the relevant amounts required) by reference to the then budgeted financing needs of the projects and the relevant industry and regulatory approval requirements and other relevant circumstances;

(11)

If the proceeds from the proposed issue of A Shares are insufficient to fund all or any of the intended projects, any deficit will be funded out of the Company's internal resources, and any balance of the proceeds will be used as the Company's general working capital.

9.3

to consider and approve by way of special resolution the amendments proposed to be made to the Articles of Association to accommodate the proposed issue of A Shares in accordance with relevant and applicable PRC laws and regulations as follows:

		(1)	to consider and approve the proposed amendments to the Articles of Association as more particularly set out and elaborated in the appendix to a circular dated 12 April 2005 issued by the Company;

(2)

to authorise the Board of Directors of the Company to make proper adjustments to the Articles of association as it considers necessary or otherwise appropriate and submit to the relevant PRC authorities for approval and / or filing following the completion of the proposed issue of A Shares or at such time as is appropriate, as may be required by relevant regulatory authorities.

10.	to consider and, if thought fit, approve the following by way of special resolution:

"THAT:

(1)

there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional H Shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a)

such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b)

the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed 20 percent of the aggregate nominal amount of H Shares in issue as at the date of this Resolution; and

(c)

the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

		(i)	the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

		(ii)	the expiration of the 12-month period following the passing of this Resolution; or

		(iii)	the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

	(2)	contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a)

approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

		(b)	to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c)

to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

11.	to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

As at the date hereof, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari (Non-Executive Director) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-Executive Directors).

By order of the Board of Directors Liu Qiang Company Secretary

Beijing, China 12 April 2005

* For identification only

Notes:

(a)

The H Share register of the Company will be closed from Wednesday, 11 May 2005 to Thursday, 9 June 2005 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Tuesday, 10 May 2005, are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting.

The address of Hong Kong Registrars Limited is as follows:

Rooms 1712-16 17th Floor, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong

(b)

Holders of Domestic Shares or H Shares, who intend to attend the AGM, must complete the reply slips for attending the AGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the AGM, i.e. no later than Thursday, 19 May 2005.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:
No. 12B Fuxing Road Haidian District Beijing People's Republic of China
Postal code:100814
	Tel:	86-10-6398 5654
86-10-6397 1613
	Fax:	86-10-6396 3874

(c)

Each holder of H Shares who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2004.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the AGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing on or more proxies, whether a shareholder or not, to attend and vote on its behalf at the AGM, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the AGM or any adjournment, thereof in order for such documents to be valid.

(g)

If a proxy attends the AGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the AGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	The AGM is expected to last for half a day. Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.